Signing Authority


The undersigned hereby authorizes Mark R. Townsend, Laura C. Meagher, or Erica Jackson to sign any Form 3, Form 4, or Form 5 relating to beneficial ownership and changes in beneficial ownership of equity securities of VF Corporation (the Company), and any amendment thereto, and to file the Form (with exhibits and related documents) with the Securities and Exchange Commission, and submit a copy to any securities exchange or automated quotation system and to the Company. This signing authority will expire two years after the date at which the undersigned ceases to be subject to filing requirements under Section 16(a) under the Securities and Exchange Act of 1934, as amended, with respect to the Company.


Raymond G. Viault
Date: April 24, 2012
S:\Legai\Dagenhart\Directors\Signing Authori
ty\Signing Authority-Viault.04.24.12.docx
quirements under Section 16(a)
under the Securities and Exchange Act of 1934, as amended, with respect to the Company.


Raymond G. Viault